VISANT CORPORATION

357 MAIN STREET

ARMONK, NEW YORK 10504

VIA EDGAR	April 6, 2012

Re:	Visant Corporation
Registration Statement on Form S-1
File No. 333-180481

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ladies and Gentlemen:

Visant Corporation, a Delaware corporation (the “Company”), and the additional registrants listed in the above-referenced Registration Statement (the “Guarantors” and together with the Company, the “Registrants”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby request that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective at 10:00 a.m., Eastern Standard Time, on April 11, 2012, or as soon thereafter as practicable.

The Registrants hereby acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Risë B. Norman of Simpson Thacher & Bartlett LLP at (212) 455-3080.

Very truly yours, /s/ Marie D. Hlavaty Marie D. Hlavaty Senior Vice President, Chief Legal Officer and Secretary